UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Sears Hometown and Outlet Stores, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

812362101
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[X]  Rule 13d-1(b)

	[ ]  Rule 13d-1(c)

	[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP: 812362101

1 Names of Reporting Persons
Horizon Kinetics LLC

2 Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]

3 Sec Use Only

4 Citizenship or Place of Organization
Delaware

Number of Shares Beneficially
Owned by Each Reporting Person With:

	5 Sole Voting Power:  1,657,084

	6 Shared Voting Power: 0

	7 Sole Dispositive Power: 1,657,084

	8 Shared Dispositive Power: 0

9 Aggregate Amount Beneficially Owned by Each Reporting Person:
1,657,084

10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)[ ]

11 Percent of class represented by amount in row (9): 7.3%

12 Type of Reporting Person (See Instructions): HC


Item 1.
(a)	Name of Issuer:
	Sears Hometown and Outlet Stores, Inc.

(b)	Address of Issuer's Principal Executive Offices:
	5500 TRILLIUM BOULEVARD, SUITE 501 HOFFMAN ESTATES, ILLINOIS

Item 2.
(a)	Name of Person Filing:
	Horizon Kinetics LLC

(b)	Address of Principal Business Office or, if None, Residence:
	470 Park Avenue South, 4th Floor South, New York, NY 10016

(c)	Citizenship:
	Delaware

(d)	Title and Class of Securities:
	Common Stock

(e)	CUSIP No.:812362101

Item 3. 	If this statement is filed pursuant to sections 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:


	(e)	[X]	An investment adviser in accordance with Rule 13d-
	1(b)(1)(ii)(E).

Item 4.	Ownership
(a)	Amount Beneficially Owned: 1,657,084
(b)	Percent of Class: 7.3%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 1,657,084
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of: 1,657,084
	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
beneficial owner of more than five percent of the class of
securities, check the following [    ].

Item 6.	Ownership of more than Five Percent on Behalf of Another
Person.
Not Applicable.

Item 7.	Identification and classification of the subsidiary which
acquired the security being reported on by the parent holding company or control person.
See Exhibit A

Item 8.	Identification and classification of members of the group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2015
Signature: Jay Kesslen
Jay Kesslen
General Counsel

EXHIBIT A

Pursuant to the instructions in Item 7 of Schedule 13G, the following table lists the identity and Item 3 classification, if applicable, of each relevant entity that beneficially owns shares of the security class being reported on this Schedule 13G.

Subsidiary, Item 3 Classification:
Horizon Asset Management LLC, IA
Kinetics Asset Management LLC, IA
Kinetics Advisers, LLC, IA

*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.


Joint Filing Agreement

This joint filing agreement dated February 10, 2014 is by and among Horizon Kinetics LLC, Horizon Asset Management, LLC,
Kinetics Asset Management, LLC and Kinetics Advisers, LLC
("the Filing Persons").

Each of the filing persons may be required to file with the United States Securities and Exchange Commission a statement on
Schedule 13G with respect to the common stock beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filing Persons hereby agree to file a single statement on Schedule 13G and any amendments thereto on behalf of each such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This joint filing agreement may be terminated by any of filers upon one week's written notice or such lesser period of notice as the Filing Persons many mutually agree.

Horizon Kinetics LLC, Horizon Asset Management,LLC, Kinetics Asset Management, LLC and Kinetics Advisers, LLC.

By: Andrew M. Fishman,
Associate General Counsel of each.